U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

ULTITEK, LTD.
(Name of small business issuer in its charter)

Nevada	20-2556241
(State or other jurisdiction of incorporation or formation)	(I.R.S. employer identification number)

560 Sylvan Avenue
Englewood Cliffs, NJ 07632
(Address of Principal Executive Offices) (Zip Code)

Issuer’s telephone number: (201) 541-1700
Issuer’s facsimile number:  (201) 541-1778

Copies to:
The Sourlis Law Firm
Virginia K. Sourlis, Esq.
The Galleria
2 Bridge Avenue
Red Bank, New Jersey 07701
(732) 530-9007
www.SourlisLaw.com

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class	Name of Exchange on which to be so registered each class is to be registered

Common Stock, $0.0001	N/A

FORWARD-LOOKING STATEMENTS

This Form 10-SB contains forward-looking statements that involve risks and uncertainties. You can identify these statements by the use of forward-looking words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or financial condition or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However there may be events in the future that we are unable to accurately predict or control. Those events as well as any cautionary language in this registration statement provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in this Form 10-SB could have a material adverse effect on our business, operating results and financial condition, control, including, among others, seasonal aspects

GENERAL

ULTITEK, LTD., a Nevada corporation (the “Company” or “Ultitek”), seeks to become a reporting company and is filing this Form 10-SB on a voluntary basis. The company intends to voluntarily file periodic reports even if its obligation to file such reports is suspended under the Exchange Act of 1934, as amended (the “Exchange Act”).

In this registration statement, the terms “Ultitek”, “Company,” “we,” “our,” and “us” refer to Ultitek, Ltd. (“Ultitek”) and collectively to Ultitek and Transport Automation Information Systems (“TAIS”), a wholly owned subsidiary of Ultitek, as acquired by Ultitek on March 11, 2005.

Part I

ITEM 1. DESCRIPTION OF BUSINESS.

History

Ultitek was incorporated under the laws of the State of Nevada on March 11, 2005.

Transport Automation Information Systems Relationship

On March 11, 2005, we entered into an agreement with Transport Automation Information Systems (“TAES”), a Russian company (the “Acquisition”). We acquired all of the issued and outstanding shares of Transport Automation Information Systems (TAIS) in exchange for 15,000,000 shares of the Company’s common stock. In connection with the merger, TAIS became a wholly owned subsidiary of the Company. We operate all of our business through TAIS.

Located in Russia, TAIS has developed and sells and maintains an airline operating, reservation and distribution software system in Eastern Europe. We are the second largest multi-hosting airline reservation company in the world based upon the number of airlines currently utilizing the system.

Our Principal products and services

We have developed a completely independent reservation, global distribution, and airline operation system. Essentially, computer reservation systems and global travel distribution systems were partly or completely owned and hosted by a few large airlines. The remaining airlines are guests using these systems to have their information stored on the system hosted by a competitor who charges significant user fees while accumulating proprietary and confidential information of the guest airline. There are approximately ten large airlines with their own system, which host the other 990 regional, mid-size and small airlines. We have a product that will provide these airlines a state-of-the-art system that is efficient, less costly and allows them to maintain their proprietary information.

The Company’s software, known as the ULTITEK System (“ULTITEK System”), consists of the following systems:

● Computerized Reservation System (“CRS”). The Computer Reservations System is the module primarily designed to maintain seats inventory for airlines and to assist travel agencies book seats and other travel. CRS has a wide range of travel agency solutions, with an easy graphical interface including tools to run a travel agency productively.

● Global Distribution System (“GDS”). The Global Distribution System is designed to disseminate flight schedules, seating availability, and pricing information electronically to customers. Modules provide solutions that meet the booking needs of travel agencies or in-house corporate travel departments.

● Airline Operations System (“AOS”). The Airline Operations System allows a subscriber airline to manage every aspect of the airline’s operations, which makes ULTITEK a complete solution.

● Departure Control System (“DCS”). The Departure Control System controls passenger registration and identification, boarding passes and seating assignments.

The ULTITEK System will also include (a) a complete accounting system, including revenue management, yield management, accounts payable, accounts receivable, general ledger and cost accounting; (b) inventory control for the number of seats available on a flight; (c) inventory control for spare parts and other miscellaneous components; (d) maintenance; (e) fixed assets; (f) purchasing; (g) airport departure control (including control of boarding passes); (h) inter-airline clearing facility with electronic funds transfer; (i) aircraft dispatching; (j) crew management/scheduling; (k) airplane equipment inventory; (l) miscellaneous supplies and logistics; (m) inter-city long haul bus station/scheduling/reservation system; (n) reservations via Internet; (o) theater tickets sales; (p) multilingual features; (q) access to hotel reservations; (r) access to car rental reservations; (s) access to other tour operators; (t) frequent flyer programs; and (u) charter airline management modules.

The ULTITEK System is currently accredited by International Air Transport Association (“IATA”) defined as a CRS system and has an IATA designated code. ULTITEK system communicates with most distribution systems worldwide.

The ULTITEK System initially will be available in English and Russian. Subsequently, language modules will include French, German, Spanish, and other languages, as necessary, for ease of use and to support international marketing efforts.

The ULTITEK System also offers (i) compatibility with standard technologies to facilitate integration into any agency environment; (ii) travel documents, ranging from a single ticket for multi airline bookings to boarding passes, car vouchers, itinerary information, invoices and tickets; and (iii) a state-of-the-art, real time approach to distributed data-bases.

Travel agents and the general public will have multiple communication paths, including Internet access to each of the appropriate system modules all of which will have security features allowing only authorized personnel to perform functions and access information based upon their security level. Seamless connectivity is a key to the ULTITEK System. Currently, travel agents usually access a database that holds comprehensive information which is submitted and updated on a set schedule by travel providers. The ULTITEK System will enable agents to connect directly and seamlessly into a real-time system that has the most up-to-date information about availability, rates, conditions, etc.

ULTITEK will provide a virtual private network based on the Internet. This feature will allow ULTITEK’s Systems the ability to issue tickets for trips involving the subscriber airline or multiple airlines and act as a clearinghouse. Tickets may be issued as e-tickets, smart-card tickets, or via hard copy at a travel agency. This feature allows corporations to make their own reservations and issue tickets at the travel agency of their choice.

Communication capabilities are an important part of our product. There will be a state-of-the-art virtual private network communications infrastructure for a global network. This design approach generates significant communications savings to the subscriber airline. All that is required is dual high-speed Internet connection. The ULTITEK global network connections will link providers and users. It will be designed to support the massive, high-speed transmission of data, voice and video, with numerous back-up and security mechanisms to route data around the world. There will also exist a diverse array of promotional opportunities for airlines and tour operators, ranging from weather forecasts to destination city information.

Hardware sales will be offered as a service, if requested by the subscriber.

Security Features

The ULTITEK System provides airlines the technology infrastructure required for implementing improved security procedures. The distributed, confederated database technology provides data warehousing capabilities that can be used as a repository of government agency provided information (photographs and other data) about known terrorists and other individuals posing a threat or risk to carriers and their passengers. This data can be used to identify possible threats when reservations and/or bookings are made and to notify appropriate authorities as well as to flag gate agents and airport security officers.

Because the system is Web enabled and readily handles images, passenger identify checks (assuming availability of base data and compliance with all applicable international conventions, local laws and civil liberty protections in force in each host location) can be implemented at the check in counter, where presented photo ids can be verified against documents of record in the system, and at the boarding gate to assure that a boarding pass issued to one individual is not being presented by another.

Background

In 1968, Aeroflot, the largest airline in the world, commenced development of a system to operate its entire operation. The system was named SIREN I. In 1972, the system was installed in all Moscow airports. In 1982, the system was upgraded and SIREN II was released on Russian-based mainframes. Moscow alone handles 20 million passengers a year on this system. In 1989, after the Soviet Union break up, a company called TAIS was established and the existing development team stayed on and created a new version of the system on a UNIX based operating system thereby making it capable of running on any modern hardware platform available in the world. TAIS maintained and enhanced the system and currently supports over 30 computer reservation centers with 62 airlines and over 5000 travel agents.

In March 2005, we purchased 100% of the stock in TAIS. Since the 1940s, airlines have sought to automate and streamline their reservations systems and develop markets via electronic-mechanical services and systems. In 1978, the travel industry changed dramatically when the U.S. deregulated its airlines and let carriers set whatever routes and rates they wanted. This sparked a series of competitive fare wars and customer incentive plans. Subsequently, the same deregulation occurred in Europe and Asia. Deregulation has been a stimulus for airline growth worldwide. This combination will lead to continued market growth for CRS and GDS system providers. Also, the Internet continues to provide market growth potential.

Regional airlines, which initially filled the voids by big airlines after deregulation, have found several material advantages by being smaller. However, the advantages do not include the expensive reservation systems that are owned by their large competitors.

Because we are neither airline-owned nor affiliated, our subscriber airlines can rely on the confidentiality of their proprietary information. An airline with as few as three aircrafts spends approximately $5 million a year on usage of Information Technology Systems (CRS, GDS and communications). Confidentiality, significant price savings and state-of-the-art technology will make us an attractive option for any size airline.

Technology

The ULTITEK System is based on multi-tier client server technology, which is far ahead of the mainframe-based technology of our competitors. The database and server applications are hosted on high availability UNIX servers (systems available from all manufacturers), or on Intel based platforms running LINUX or SCO UNIX. Since our system is Web enabled, the user’s access to the system can be through any computer capable of running a Web browser with 128-bit encryption. The applications are written in Basic, C and C++, all of which are well documented and easily maintained. Relational database technology replicated across globally distributed and confederated servers assures security and disaster recovery. Inter-server and server to client communications are provided by Internet-based virtual private network technology. Clients can also access the system via private networks and/or point-to-point communications. Our customers will have the option of acquiring and operating their own system, or of having their system hosted by us at our three globally distributed data centers. We will also provide hot back up and disaster recovery services for customers that operate their own data centers.

Airline Carrier Trends

Historically, the number of carriers has remained relatively stable, with between 10 to 20 carriers ceasing operation and a like number coming into being each year. Historically, the industry has generally experienced annual growth in the number of passengers carried from 6% to 15%. Because air travel is essential to the multi-trillion dollar global economy of the world’s developed and emerging nations, it is reasonably certain that these long term trends will not be permanently changed by dislocations suffered by the air transport industry as the result of recent terrorist attacks on the United States. Reduced passenger volumes should be expected for a period of three to six months and certain marginal carriers will cease operation during this period.

The ULTITEK System provides airlines a significantly less expensive approach for addressing their information technology requirements and provides the technology infrastructure required for implementing new security procedures. These factors should enhance the attractiveness of this offering to existing airlines and new entries into this industry as well.

Competition

The major participants in this $355 billion dollar airline industry have each spent hundreds of millions (and in some cases billions) of dollars to develop their current CRS and GDS systems. This has led to a concentrated industry because of the enormously high cost-barrier of entry for new companies seeking to provide global reservation, distribution and travel systems.

Furthermore, a wave of code-sharing agreements (which allow carriers to book each others’ seats) and powerful scheduling and marketing pacts between top airlines has created a tight market for CRSs and GDSs.

The CRS and GDS industry major market participants that control the industry which are airline related or owned are:

(i)	Sabre

Sabre is a publicly traded company (Symbol: TSG). Formerly American Airlines Holdings owned approximately 85% of Sabre and spun it off as a separate company. Sabre controls a major portion of the travel reservations industry. Formerly operating as The Sabre Group Holdings, this Fort Worth, Texas based group operates one of the world’s largest computerized travel reservations system (CRS). Sabre handles more than 400 million bookings each year and is used by travel agencies and corporate travel departments to book airline tickets and make rental car and hotel reservations. Individual consumers can accomplish the same by using Sabre’s Travelocity web site, a service that includes currency converters, destination guides, maps and weather forecasts. To expand its international profile Sabre formed a joint venture with Abacus International to manage travel in the Asia-Pacific region. To date, however, Sabre has little presence in Asia and Africa. The Company’s customers are primarily located in the United States, Europe, Canada and Latin America, and are concentrated in the travel industry.

(ii)	Galileo

Galileo is owned by Cendant, the hospitality company. The Rosemont, Illinois-based Company operates one of the world’s largest computerized travel reservations system (CRS) for the travel industry behind Sabre. The Company completed approximately 350 million bookings in 1998, representing an estimated $60 billion in travel services. The Company has grown through acquisitions, including Apollo Travel Services, Swissair’s Traviswiss system, and KLM’s Galileo Netherlands operations.

(iii)	Amadeus

Currently, Amadeus is not a reservation system but one of the largest Global Distribution System (GDS) companies in the world. A global travel distribution system distributes travel information. It is estimated that over $700 million was spent initially to develop this distribution system. On October 1, 1999 Amadeus completed an IPO to raise 900 million Euros to complete this project. Founded in 1987, and fully operational from 1992, Amadeus became a public listed company in 1999. Currently, three founder airline shareholders hold 59.92% of the company in the following proportions: Air France (23.36%), Iberia (18.28%) and Lufthansa (18.28%). The remaining 40.08% of shares are held publicly. Operations are located in Europe.

(iv)	Worldspan

Worldspan is owned by affiliates of Delta Air Lines, Inc., Northwest Airlines and Trans World Airlines, Inc. Its world headquarters is located in Atlanta, Georgia with international headquarters in London, England, which services and supports customers in Europe, Africa, the Middle East and the Asia Pacific. Worldspan International, Inc., Toronto, Canada and Worldspan de Mexico, Mexico City are its subsidiaries.

(v)	Abacus

Established in May 1988, with its headquarters in Singapore, Abacus International Holdings, which has a 65 percent stake in Abacus International, is jointly owned by Asian airlines - All Nippon Airways, Cathay Pacific Airways, China Airways, EVA Airways, Garuda Indonesia, Hong Kong Dragon Airlines, Malaysia Airlines, Philippine Airlines, Royal Brunei Airlines, Silk Air and Singapore Airlines. In February 1998, Sabre, formed a strategic alliance with Abacus by taking a 35 percent equity investment in Abacus. Abacus’ core CRS functions focus on the distribution of airline, hotel, car rental and cruise companies. Abacus also provides travel-related information through the Timatic regulations, facilities for credit card validation, currency conversion and the checking of excess baggage rates.

(vi)	Gabriel

Gabriel Passenger Management is the world’s largest international multi-hosting systems, providing users with passenger reservation and management information. Most of its business is done in Europe. Operating on a shared mainframe system, customers are charged on a transaction basis and the company claims it keeps the security and confidentiality of its customers in mind. It has links to associated modules such as fares, check in, baggage, and ticketing. Gabriel is owned by consortium of airlines.

(vii)	Other hosted solutions

Several large airlines provide hosting facility for the inventory system to the small airlines. That means the entire database of their routes, schedules, statistics and other very sensitive data are completely available to the competing airline.

Our Marketing Strategy

We plan to capitalize on our strategy by providing the industry a complete turnkey solution to airlines (initially, small to medium sized airlines). This solution will encompass the CRS, GDS, AOS and DCS requirements of airlines. Heretofore, airlines without the resources to fund their own information technology utilize the resources of larger airlines or subscribed to Sabre, Galileo, Worldspan, etc., to meet their needs. Invariably, they are charged on some kind of transaction basis and the fees can be quite costly. Moreover, the systems work on large mainframe computers and all application requirements are not integrated. Our solution was developed on state of the art hardware and software and is totally integrated. The result is a solution that is less expensive, more comprehensive and more flexible than the present competition.

TAIS is currently servicing more than 62 airlines.

We will grant a nonexclusive license of the ULTITEK System to a subscriber airline which can use the system independently or have it hosted by us which is an independent airline service provider as opposed to being hosted by a competitor airline.

Our strategy is to:

(a)	Focus on the Airline Carrier market segment;
(b)	Provide direct public Internet based reservations and ticketing;
(c)	Emphasize system sales and distribution access to travel agencies after initial market penetration has been achieved;
(d)	Provide Internet/Intranet/Extranet based corporate travel systems;
(e)	Provide a suite of products to the travel industry.

The marketing strategy is based on the fact that we will provide the only alternative in an oligopolistic marketplace. A marketing program for the product will be launched to establish image awareness. Our suite of products is designed to work together and offer strong flexible controls. Subscriber airlines will be most receptive to a totally integrated and independent computerized travel reservations system (CRS) and an airline operations system (AOS). We also allow subscriber airlines to target specific travel agents with customized offers to maximize the value of strategic promotions, incentives and deals.

We will develop a suite of browser-based corporate products to draw a share of ever increasing Internet bookings. Our most important initial group of customers will be airlines that are now captives of their high-priced competitors. Additionally, travel agents and other travel related segments will be targeted utilizing our GDS. Over 5,000 travel agents currently use the present system on which our product is based.

After aircraft, information technology is the largest cost component of an airline. We will focus on high-technology software, services and networking and sell to the large, medium and small airlines.

Competitive Edge

Our product has handled more passengers than any other airline information system. Our product is a state of the art software system with a relational database that allows us to adopt the latest customer needs. Our main competitors use mainframes which are expensive and antiquated and can’t perform such tasks without great expense and delay. In addition, mainframe based reservation systems were never designed to respond to high speed automated relational queries driven by hundreds of millions of users.

Our competitive advantages include:

(i)	airline independence;

(ii)	our own secure environment;

(iii)	total solution including CRS, GDS, AOS;

(iv)	purchase and hosted solutions available;

(v)	hardware independent;

(vi)	lower cost;

(vii)	Internet, Extranet and Intranet solutions;

(viii)	Multi-lingual user interfaces;

(ix)	Customized solutions; and

(x)	Disaster recovery support.

Registered Patents

We have the following registered patents with the Russian Federation Agency for Patents and Trademarks:

980401 - “Agent” subsystem for reservation
980402 - “Station” reservations administrator station
980403 - “Resurs” inventory control subsystem
990270 - “TEMUL98” Terminal emulator
990271 - “Sirin” Multi-hosting interface
990272 - “SP” Network processor
2002611315 - “SIRIN” Airline Global Distribution System
2002611388 - “TARAS” Tariff subsystem for “SIRIN”
2004610897 - “Autovokzal-2” Intercity Bus Terminal Management System

Pricing Strategy

Our product pricing is determined by its focus on entering an oligopolistic market. We will aim at the 1,000 strong airline markets with prices which will generate significant savings to airlines. We do not expect that any price changes by competitors will affect our sales because airlines prefer their information and data independence over pricing.

The ULTITEK System is licensed by module. The average sale to the small airline will generate approximately $10 million in licensing fees, plus approximately $1.9 million annually for support and maintenance and royalties. Financing and leasing programs are available. A small independent carrier will spend approximately $5 million a year for using a data processing system belonging to a competitor. For the cost of a two-year hosting elsewhere, financed over five years, airlines could own their own system, which will also handle other functions such as purchasing, inventory control, crew scheduling and many more functions. This would result in an airline having an immediate cash flow savings and long term savings of millions of dollars.

Leasing is the standard approach and we will provide leasing referral assistance to airlines. The lease is amortized over a five-year period. During this period the above sample airline would spend $25 million on a conventional computerized travel reservations system (CRS) without the additional benefit of owning the system and having a complete airline operations module that covers from reservations to accounting. Over a ten year term the subscriber would save almost twenty million dollars in cost.

As with most major software installations, there will be a maintenance charge of 1.5% per month based on the list price of software.

There will be a royalty charge of 1% per year on the sale of a system.

If an airline chooses to be hosted by us, there will be transaction charges that are much lower than those charged by current CRS providers. Pricing will reflect a minimum fee per booking.

We are not in the business of selling hardware but will assist new customers in addressing hardware requirements if so requested. In such events, we will make hardware available either for sale or for lease from the hardware vendor.

Consulting contracts for custom enhancements and modifications is anticipated to generate significant revenue. Today, an average hourly rate is well in excess of $200 per hour. Basic training will be included in the price of the system. Additional or special training needs will be priced on a case-by-case basis.

Promotion Strategy

Our pre- and post-product-launch promotional campaign will include:

● Trade show exhibits;

● Promotional literature;

● Advertising in industry publications, and selected public media;

● Direct marketing;

● Website advertising;

● Seminars; and

● Distribution of promotional items.

A 24 hours sales desk will be available to answer marketing calls generated by promotional literature and other marketing efforts. We will utilize services of a major advertising agency to develop and oversee our promotional campaign.

Available Information

With the filing of this registration statement, we are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, will file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission (the Commission). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the website is http://www.sec.gov.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

BASIS OF PRESENTATION

The following discussion and analysis is based on our Financial Statements for the years ended December 31, 2004 and 2003 and for the nine months ended September 30, 2005 and 2004 of ULTITEK, LTD. (“Ultitek”, the “Company”, “our”, or “we”), and its wholly owned subsidiary, TAIS. All significant inter-company amounts have been eliminated. In the opinion of management, the audited financial statements presented herein reflect all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation. Interim results are not necessary indicative of results to be expected for the entire year.

We prepare our financial statements in accordance with generally accepted accounting principles, which require that management make estimates and assumptions that affect reported amounts. Actual results could differ from these estimates.

Certain of the statements contained below are forward-looking statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results to differ materially from such forward-looking statements.

Plan of Operations

As of September 30, 2005, we had $179,071 cash on hand. Our total revenue decreased by $50,823 or approximately 5.73%, from $886,609 in the year ended December 31, 2003 to $835,786 in the year ended December 31, 2004. We have financed our operations to date from the sale of equity securities and through revenues. As of September 30, 2005, we had received a total of $75,250 from investors through the private sale of common stock in an offering made under Rule 504 of Regulation D of the Securities Act of 1933. In total, the Company from its inception has raised $155,550 in equity and our overall cost of sales decreased for the year ending December 31, 2004 by $46,494 or approximately 5.07% when compared to the year ending December 31, 2003. We believe that the proceeds from the sale of the above securities and from our revenues will not be sufficient to satisfy our cash requirements through December 31, 2006.

We do not expect to incur significant marketing or expansion expenses with respect to the sale of Ultitek Systems. Consequently, any significant increases in sales requirements will be predicated entirely upon the particular circumstances of each new agreement, and capital requirements will follow the same particular circumstance.

The level of cash flows we derive from operations will depend to a significant degree on our ability to license the Ultitek Systems. If we are unable to generate sufficient cash flows from operations, we will attempt to raise additional funds to cover the costs of operations through additional private or public offerings of debt or equity securities. There is no assurance that we will be able to raise additional funds. If we cannot, we will be forced to curtail our operations or possibly be forced to evaluate a sale or liquidation of our assets. Even if we are successful in raising additional funds, there is no assurance regarding the terms of any additional investment. Any future financing may involve substantial dilution to existing investors.

RISKS ASSOCIATED WITH OUR BUSINESS

In addition to the other information in this report, the following risks should be considered carefully in evaluating our business and prospects:

WE WILL NEED ADDITIONAL CAPITAL FINANCING IN THE FUTURE.

We may be required to seek additional financing in the future to respond to increased expenses or shortfalls in anticipated revenues, accelerate product development and deployment, respond to competitive pressures, develop new or enhanced products, or take advantage of unanticipated acquisition opportunities. We cannot be certain we will be able to find such additional financing on reasonable terms, or at all. If we are unable to obtain additional financing when needed, we could be required to modify our business plan in accordance with the extent of available financing.

IF WE ENGAGE IN ACQUISITIONS, WE MAY EXPERIENCE SIGNIFICANT COSTS AND DIFFICULTY ASSIMILATING THE OPERATIONS OR PERSONNEL OF THE ACQUIRED COMPANIES, WHICH COULD THREATEN OUR FUTURE GROWTH.

If we make any acquisitions, we could have difficulty assimilating the operations, technologies and products acquired or integrating or retaining personnel of acquired companies. In addition, acquisitions may involve entering markets in which we have no or limited direct prior experience. The occurrence of any one or more of these factors could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, pursuing acquisition opportunities could divert our management’s attention from our ongoing business operations and result in decreased operating performance. Moreover, our profitability may suffer because of acquisition-related costs or amortization of acquired goodwill and other intangible assets. Furthermore, we may have to incur debt or issue equity securities in future acquisitions. The issuance of equity securities would dilute our existing stockholders.

IF WE CANNOT ATTRACT, RETAIN, MOTIVATE AND INTEGRATE ADDITIONAL SKILLED PERSONNEL, OUR ABILITY TO COMPETE WILL BE IMPAIRED.

Many of our current and potential competitors have more employees than we do. Our success depends in large part on our ability to attract, retain and motivate highly qualified management and technical personnel. We face intense competition for qualified personnel. The industry in which we compete has a high level of employee mobility and aggressive recruiting of skilled personnel. If we are unable to continue to employ our key personnel or to attract and retain qualified personnel in the future, our ability to successfully execute our business plan will be jeopardized and our growth will be inhibited.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS OR MAY BE SUED BY THIRD PARTIES FOR INFRINGEMENT OF THEIR PROPRIETARY RIGHTS.

The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of trade secret, copyright or patent infringement. We may inadvertently infringe a patent of which we are unaware. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which we are unaware that will cause us to be infringing when it is issued in the future. If we make any acquisitions, we could have similar problems in those industries. Although we are not currently involved in any intellectual property litigation, we may be a party to litigation in the future to protect our intellectual property or as a result of our alleged infringement of another’s intellectual property, forcing us to do one or more of the following:

● Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

● Obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms; or

● Redesign those products or services that incorporate such technology.

A successful claim of infringement against us, and our failure to license the same or similar technology, could adversely affect our business, asset value or stock value. Infringement claims, with or without merit, would be expensive to litigate or settle, and would divert management resources.

BECAUSE OUR OFFICERS AND DIRECTORS ARE INDEMNIFIED AGAINST CERTAIN LOSSES, WE MAY BE EXPOSED TO COSTS ASSOCIATED WITH LITIGATION.

If our directors or officers become exposed to liabilities invoking the indemnification provisions, we could be exposed to additional unreimbursable costs, including legal fees. Our articles of incorporation and bylaws provide that our directors and officers will not be liable to us or to any shareholder and will be indemnified and held harmless for any consequences of any act or omission by the directors and officers unless the act or omission constitutes gross negligence or willful misconduct. Extended or protracted litigation could have a material adverse effect on our cash flow.

WE WILL DEPEND ON OUTSIDE MANUFACTURING SOURCES AND SUPPLIERS.

We may contract with third party manufacturers to produce our products and we will depend on third party suppliers to obtain the raw materials necessary for the production of our products. We do not know what type of contracts we will have with such third party manufacturers and suppliers. In the event we outsource the manufacture of our products, we will have limited control over the actual production process. Moreover, difficulties encountered by any one of our third party manufacturers, which result in product defects, delayed or reduced product shipments, cost overruns or our inability to fill orders on a timely basis, could have an adverse impact on our business. Even a short-term disruption in our relationship with third party manufacturers or suppliers could have a material adverse effect on our operations. We do not intend to maintain an inventory of sufficient size to protect ourselves for any significant period of time against supply interruptions, particularly if we are required to obtain alternative sources of supply.

OUR STOCK PRICE MAY BE VOLATILE.

The market price of our common stock will likely fluctuate significantly in response to the following factors, some of which are beyond our control:

● Variations in our quarterly operating results;

● Changes in financial estimates of our revenues and operating results by securities analysts;

● Changes in market valuations of telecommunications equipment companies;

● Announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

● Additions or departures of key personnel;

● Future sales of our common stock;

● Stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock;

● Commencement of or involvement in litigation.

In addition, the equity markets have experienced volatility that has particularly affected the market prices of equity securities issued by technology companies and that often has been unrelated or disproportionate to the operating results of those companies. These broad market fluctuations may adversely affect the market price of our common stock.

WE DO NOT ANTICIPATE PAYING ANY DIVIDENDS ON OUR COMMON STOCK.

We have not paid any dividends on our Common Stock since inception and do not anticipate paying any dividends on our Common Stock in the foreseeable future. Instead, we intend to retain any future earnings for use in the operation and expansion of our business.

IF WE ARE SUBJECT TO SEC REGULATIONS RELATING TO LOW-PRICED STOCKS, THE MARKET FOR OUR COMMON STOCK COULD BE ADVERSELY AFFECTED.

The Securities and Exchange Commission has adopted regulations concerning low-priced (or “penny”) stocks. The regulations generally define “penny stock” to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Our stock is currently classified as a penny stock.

The penny stock regulations require that broker-dealers, who recommend penny stocks to persons other than institutional accredited investors make a special suitability determination for the purchaser, receive the purchaser’s written agreement to the transaction prior to the sale and provide the purchaser with risk disclosure documents that identify risks associated with investing in penny stocks. Furthermore, the broker-dealer must obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before effecting a transaction in penny stock. These requirements have historically resulted in reducing the level of trading activity in securities that become subject to the penny stock rules.

The additional burdens imposed upon broker-dealers by these penny stock requirements may discourage broker-dealers from effecting transactions in the common stock, which could severely limit the market liquidity of our common stock and our shareholders’ ability to sell our common stock in the secondary market.

ITEM 3. DESCRIPTION OF PROPERTY.

The issuer currently holds lease to the property and facilities located at 560 Sylvan Avenue, Part 1st Floor, Englewood Cliffs, New Jersey 07632. The owner and landlord to such property is Goodrich Executive L.L.C. The total office space occupied at this location is 550 rentable square feet. The leasehold duration consists of a commencement date of March 1, 2005, and terminates on February 28, 2006, subject to renewal. Under the terms of the lease, the issuer is to pay approximately $1,054.17 per month, or $12,650.00 per annum. Under the terms of the lease, the issuer may only use the property for executive and general offices, where all other uses such as medical, retail, residential, manufacturing and industrial uses are strictly prohibited.

Ultitek’s subsidiary TAIS, holds lease to the property and facilities located at Number 39 Building 3, Leningradsky Avenue, Moscow 125167, Russia, and occupies approximately 6,635 square feet. The owner of the building is Ministry of State Property and Central Army Sports Club. Under the term of the lease TAIS pays approximately US$ 8,373.00 per month, according to the current exchange rate. Current lease expires August 31, 2005, and will be extended for another year.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information, as of December 31, 2005 with respect to the beneficial ownership of the issuer’s common stock by each person known by the issuer to be the beneficial owner of more than 5% of the outstanding common stock which is the only class of stock of the issuer.

Name and Address	Shares Held	Percentage
Roman Price	25,000,000	45.87%
200 Old Palisades Road
Fort Lee, NJ 07024

Mark Levin 112 Leningradskoe Shosse Moscow, Russia 125445	3,750,000	6.88%

Vladimir Lovskiy 15 Smolensky Blvd.	3,750,000	6.88%
Moscow, Russia 119121

Gennady Gotgelf 4 Isakovsky Street Moscow, Russia 123181	3,750,000	6.88%

Irina Shoful 15-22 Volokolomskoe Shosse Moscow, Russia 125080	3,750,000	6.88%

Atlantic Holdings of NJ, LLC(1) 24 Tennyson Drive Short Hills, NJ 07078	4,000,000	7.34%

_______
(1) Fred Biehl is the sole owner and registered agent of Atlantic Holdings of NJ, LLC. Mr. Biehl’s address is 24 Tennyson Drive, Short Hills, NJ 07078.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following table sets forth the names and ages of our current directors, executive officers and key consultants as well as the principal offices and positions held by each person. We are managed by our Board of Directors. Currently, the Board has four members, including one outside director. The members of the Board serve three year staggered terms. Our executive officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors and executive officers.  In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected an executive officer.

Name	Age	Position
Roman Price	51	President, CEO, Chairman
Ernest J. Sabato	68	Secretary, VP, Chief Operating Officer
Yves A. Kraemer, Esq.	58	VP, General Manager, European Operations
Paul Freed, C.P.A.	58	Chief Financial Officer
Mark Levin, PhD	67	VP, General Manager, Russian Operations
Irina Shoful	62	TAIS; technical services
Vladimir Lovsky	53	TAIS; sales marketing and customer relations
Gennady Gotgelf	49	TAIS; administrative manager

The following biographies describe the business experience of our directors, executive officers, managers and key consultants.

Mr. Roman Price is the founder of ULTITEK, Ltd., Chairman and President. He has a degree in Technology. He studied Mathematics and Mechanics at the University of Odessa, and Computer Science at the City University of New York. Mr. Price worked as a programmer and project leader at Diversified Computer Technologies from 1976 through 1978 until McDonnell Douglas bought the company. From 1979 to 1980 Mr. Price was an independent computer consultant. In 1980, he started the minicomputer division for a large New York consulting company APMI@ and built that division into a multimillion-dollar business with a staff of more than 30 people. In 1982 Mr. Price started his own software company, which was sold in 1994. From 1988 through 1998 he was a fifty percent owner of a travel agency in New Jersey. Until December 2004. Mr. Price was in charge of marketing and operations for International Business Solutions, Inc.

Mr. Paul Freed is the Chief Financial Officer. Mr. Freed is a Certified Public Accountant, graduate of Pace College with a BA in accounting and business administration and allied member of the NYSE. Mr. Freed is currently a major stockholder, member of the Board of Directors and the Chief Financial Officer of Direct Brokerage, Inc., a member firm of NYSE. From 1968 thru 1982 Mr. Freed was a partner at Harry Goodkin & Co., CPA. From 1982 to 1997 he was Comptroller of Harvey Young Yurman and JRP Securities from 1989 to 1997. From 1990 to 1994 he was the Treasurer of Goin & Co., Inc., an AMEX specialist firm. Mr. Freed specializes in security taxation and tax planning.

Mr. Ernest J. Sabato is the Chief Operating Officer. Mr. Sabato is a graduate of the Temple University. He was a Founder, Director and Executive Vice President of The Ultimate Corporation, East Hanover, NJ, a manufacturer and distributor of hardware and software. He was instrumental in the company’s rapid growth, which led to a successful IPO in 1981. The company traded on the NYSE in the mid 80's. He had responsibility for sales, marketing and support worldwide. Prior to Mr. Sabato’s leaving the company, it had gross revenues in excess of $220 million and employed over 600 people worldwide. Mr. Sabato has extensive experience in international marketing and has been a member of the Board of Directors of several companies.

Yves A. Kraemer, Esq., Vice President and General Manager of European Operations, has a Masters Degree in International Law from Strasbourg University and a degree in Foreign Languages. Mr. Kraemer served as an Attorney for The Dow Chemical Company, Founding President of Latonice, Inc. (Los Angeles), Corporate Affairs Consultant for the French Riviera Economic Development Agency Cote d’Azur Development) and was highly instrumental in setting up operations in the Sophia-Antipolis Science Park in the South of France for US High-Tech companies including Ascend, AT&T, Allergan, Bay Networks, Compaq, Cisco, Fore Systems, Lucent Qualcomm, Rockwell, Shiva and VLSI.

Mark Levin, is the President of TAIS and was one of the four original developers of the software. He will be the General Manager of the Moscow office and assist in development of the product. He has a PhD. in mathematics and extensive experience in technical sciences.

Irina Shoful, is one of the four original developers of the software and currently works at TAIS as a technical services person. She will continue working at the Moscow office in that capacity.

Vladimir Lovsky, is one of the four original developers and has a Phd. in computer science. He currently works at TAIS in sales marketing and customer relations and will continue in that role for the Company.

Gennady Gotgelf, is one of the four original developers of the software and currently works at TAIS as administrative manager. He will continue as administrative officer of the Moscow office and assist in development. He formerly was head programmer at the Moscow office.

ITEM 6. EXECUTIVE COMPENSATION.

The Company’s directors and officers have the following salaries accruable for the fiscal year, 2005. In accordance with the terms of our merger agreement with TAIS, we agreed to pay the four officers of TAIS a salary of $100,000 per year each for five years commencing March 11, 2005. Accordingly, $50,000 per individual has been accrued for the nine months ended September 30, 2005.

Summary Compensation Table

Officer	Position	Cash	Options
Roman Price	President, CEO and Chairman	$25,000	0
Ernest Sabato	Secretary, VP, Chief Operating Officer	$36,000	0
Yves A. Kraemer, Esq.	VP, General Manager, European Operations	0	0
Paul Freed, C.P.A.	VP, General Manager, Russian Operations	0	0
Mark Levin, PhD	VP, General Manager, Russian Operations	0	250,000
Irina Shoful	Technical services	0	250,000
Vladimir Lovsky	TAIS; sales marketing and customer relations	0	250,000
Gennady Gotgelf	TAIS; administrative manager	0	250,000

ISO and Non-ISO Stock Option Plan

We do not have a stock option plan.
Indemnity

The Articles of Incorporation provide for indemnification to the full extent permitted by the laws of the State of Nevada for each person who becomes a party to any civil or criminal action or proceeding by reason of the fact that he, or his testator, or intestate, is or was a director or officer of the corporation or served any other corporation of any type or kind, domestic or foreign in any capacity at the request of the corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act 1993”), as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act 1933 and is, therefore, unenforceable.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth below, no transactions have occurred since the beginning of the Company’s last fiscal year or are proposed with respect to which a director, executive officer, security holder owning of record or beneficially more than 5 % of any class of the Company’s securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest:

We issued an aggregate of 28,500.000 common shares to our founders at $0.0001 per share. These shares were issued to Mr. Price and Mr. Gotgelf, Mr. Levin, Ms. Shoful, Mr. Lovskiy and Mr. Sabato in consideration for their services provided to our Company.

We issued 500,000 shares to Virginia K. Sourlis, Esq. for legal services rendered at par value.

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

We are authorized to issue 100,000,000 shares of Common Stock, with a par value of $0.0001. There are 55,790,333 shares of Common Stock issued and outstanding as of the date of this registration statement. All shares of common stock have one vote per share on all matters including election of directors, without provision for cumulative voting. The common stock is not redeemable and has no conversion or preemptive rights. The common stock currently outstanding is validly issued, fully paid and non- assessable. In the event of liquidation of the company, the holders of common stock will share equally in any balance of the company’s assets available for distribution to them after satisfaction of creditors and preferred shareholders, if any. The holders of common stock of the company are entitled to equal dividends and distributions per share with respect to the common stock when, as and if, declared by the board of directors from funds legally available.

PREFERRED STOCK

In addition to the 100,000,000 shares of Common Stock, the Company is authorized to issue 10,000,000 shares of preferred stock, with a par value of $0.0001. Shares of the Preferred Stock of the corporation may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors prior to the issuance any shares thereof. At this time no shares of Preferred Stock have been issued by the Company.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Our common stock is listed for trading on the Pink Sheets maintained by the NASD under the symbol “UITK”. There is no active trading in the Company’s common stock.

At September 30, 2005 the Company had 55,335,000 shares of common stock issued and outstanding. None of the Company’s common stock is being or has proposed to be, sold by the Company in a registered public offering.

At September 30, 2005, there were approximately 18 holders of record of our common stock. The record holders include some brokerage firms and nominees who may be holding shares in “street name” for the benefit of other holders. The Company believes that the number of beneficial owners of its common stock is slightly higher than the number of record holders.

We have never declared or paid dividends on our common stock. We currently intend to retain all future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on common stock in the foreseeable future. Any future dividends will be at the discretion of the board of directors, after taking into account various factors, including among others, operations, current and anticipated cash needs and expansion plans, the income tax laws then in effect, the requirements of Nevada law, and any restrictions that may be imposed by our future credit arrangements.

Transfer Agent

Our transfer agent is Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, AZ 85251.

ITEM 2. LEGAL PROCEEDINGS.

The Company is not a party to or the subject of any pending legal proceeding or any contemplated proceeding of a governmental authority.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

We have retained Meyler & Company, LLC as our independent registered public accounting firm for the fiscal year ended December 31, 2005. We have not previously engaged any other independent registered public accounting firm and there are no disagreements between us and Meyler & Company, LLC.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On March 11, 2005, we acquired all of the issued and outstanding shares of Transport Automation Information Systems (TAIS) in exchange for 15,000,000 shares of the Company’s common stock. In connection with the merger, TAIS became a wholly owned subsidiary of the Company. In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent. The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation. The certificates evidencing the securities bear legends stating that the shares are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements.

On May 19, 2005, we sold 7,000,000 shares of common stock at a purchase price of $0.05 per share in an offering made under Rule 504 of Regulation D of the Securities Act of 1933, as amended. None of the shares were offered by means of public solicitation or advertising, no underwriters were engaged, and no underwriting discounts or commissions were paid. All of the shares of common stock were sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 having been made to accredited investors. In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent. The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation.

Between August 1 and September 28, 2005, we sold 335,000 shares of common stock at a purchase price of $0.15 per share in an offering made under Rule 504 of Regulation D of the Securities Act of 1933, as amended. None of the shares were offered by means of public solicitation or advertising, no underwriters were engaged, and no underwriting discounts or commissions were paid. All of the shares of common stock were sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 having been made to accredited investors. In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent. The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation.

On June 2, 2005, we sold 4,500,000 shares of common stock at a purchase price of $0.0001 per share in an offering made under Rule 504 of Regulation D of the Securities Act of 1933, as amended. None of the shares were offered by means of public solicitation or advertising, no underwriters were engaged, and no underwriting discounts or commissions were paid. All of the shares of common stock were sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 having been made to accredited investors. In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent. The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation.

Between October 3 and November 2, 2005, we sold 402,000 shares of common stock at a purchase price of $0.15 per share in an offering made under Rule 504 of Regulation D of the Securities Act of 1933, as amended. None of the shares were offered by means of public solicitation or advertising, no underwriters were engaged, and no underwriting discounts or commissions were paid. All of the shares of common stock were sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 having been made to accredited investors. In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent. The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation.

On November 17, 2005, we sold 53,333 shares of common stock at a purchase price of $0.375 per share in an offering made under Section 4(2) promulgated under the Securities Act of 1933, as amended. None of the shares were offered by means of public solicitation or advertising, no underwriters were engaged, and no underwriting discounts or commissions were paid. All of the shares of common stock were sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 having been made to accredited investors. In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent. The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation. The certificates evidencing the securities bear legends stating that the shares are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of Incorporation provide for indemnification to the full extent permitted by the laws of the State of Nevada for each person who becomes a party to any civil or criminal action or proceeding by reason of the fact that he, or his testator, or intestate, is or was a director or officer of the corporation or served any other corporation of any type or kind, domestic or foreign in any capacity at the request of the corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act 1993”), as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act 1933 and is, therefore, unenforceable.

Part F/S

ULTITEK, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED
DECEMBER 31, 2004 AND 2003
AND THE NINE MONTHS ENDED
SEPTEMBER 30, 2005 (UNAUDITED)

Table of Contents

Report of Independent Registered Public Accounting Firm	F 1

Consolidated Balance Sheets	F 2

Consolidated Statements of Operations	F 3

Consolidated Statements of Cash Flows	F 4

Consolidated Statement of Stockholders’ Equity (Deficit)	F 5

Notes to Financial Statements	F 6

MEYLER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE ARIN PARK
1715 HIGHWAY 35
MIDDLETOWN, NJ 07748

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders
Ultitek, Ltd.
Englewood Cliffs, NJ

We have audited the accompanying consolidated balance sheets of Ultitek, Ltd. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations and stockholder’s equity (deficit), and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ultitek, Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.

Meyler & Company, LLC

Middletown, NJ
February 15, 2006

ULTITEK, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2005	2004	2003
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$179,071	$14,801	$4,172
Accounts receivable	366,706	65,108	62,518
Work in progress	90,918
Prepaid expenses	8,256	17,537	8,755
Total Current Assets	644,951	97,446	75,445
OFFICE EQUIPMENT, net of accumulated depreciation
of $96,672 (unaudited), $94,392 and $89,524, respectively	35,590	35,003	28,694
Total Assets	$680,541	$132,449	$104,139

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
Note payable to individual	$50,000
Accounts payable	15,798	$108,429	$57,662
Customer deposits	290,000
Accrued salaries and related taxes	43,621	2,306	18,468
Accrued income tax	67,327
Accrued expenses - other	1,815
Total Current Liabilities	468,561	110,735	76,130

STOCKHOLDER'S EQUITY
Preferred stock, par value $0.001, authorized
10,000,000 shares, none issued and outstanding
Common stock, par value $0.0001, authorized 100,000,000 shares, issued and outstanding 55,335,000, 15,000,000 and 15,000,000 at September 30, 2005
(unaudited) and December 31,
2004 and 2003, respectively	5,534	1,500	1,500
Additional paid in capital	84,516
Retained earnings	105,149	2,373	9,883
Comprehensive income (loss)	17,231	17,841	16,626
Stock subscription receivable	(450)
Total Stockholder's Equity	211,980	21,714	28,009

	$680,541	$132,449	$104,139

See accompanying notes to financial statements.

ULTITEK, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended September 30,		For the Year Ended December 31,
	2005	2004	2004	2003
	(Unaudited)	(Unaudited)
Revenues	$1,089,152	$520,471	$835,786	$886,609
Costs and expenses:
Selling, general and administrative expenses	895,470	519,916	819,996	866,490
Depreciation	10,729	10,760	12,266	10,273
Stock based compensation	12,850
Total Costs and Expenses	919,049	530,676	832,262	876,763
NET INCOME (LOSS) BEFORE
TAXES	170,103	(10,205)	3,524	9,846
INCOME TAXES	67,327	5,085	11,034	7,132
NET INCOME (LOSS) AFTER
TAXES	$102,776	$(15,290)	$(7,510)	$2,714
NET INCOME (LOSS) PER COMMON
SHARE (Basic and Diluted)	$0.01	$(0.01)	$0.01	$0.01
WEIGHTED AVERAGE SHARES
OUTSTANDING	51,677,279	15,000,000	15,000,000	15,000,000

See accompanying notes to financial statements.

ULTITEK, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,		For the Year Ended December 31,
	2005	2004	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES	(Unaudited)	(Unaudited)
Net income (loss)	$102,776	$(15,290)	$(7,510)	$2,714
Adjustments to reconcile net income (loss) to net
Cash provided by operating activities
Depreciation	10,729	10,760	12,266	10,273
Stock based compensation	12,850
Changes in assets and liabilities:
Increase (decrease) in accounts receivable	(301,598)	5,355	(2,590)	(56,539)
Increase in work in progress	(90,918)
Decrease (increase) in prepaid expenses	9,281	1,911	(8,782)	28,991
(Decrease) increase in accounts payable	(92,631)	21,257	50,767	(40,931)
(Decrease) increase in accrued salaries and related taxes	41,315	(6,730)	(16,162)	(4,255)
Increase in customer deposits	290,000
Increase in accrued income taxes	67,327
Increase in accrued expenses-other	1,815
Net cash provided by (used in) operating activities	50,946	17,263	43,009	(59,747)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of office equipment	(11,316)	(15,468)	(18,575)
Net cash used in investing activities	(11,316)	(15,468)	(18,575)
CASH FLOWS FROM FINANCING ACTIVITIES
Note payable to individual	50,000
Sale of common stock	75,250
Stock subscription receivable	(450)
Net cash provided by financing activities	124,800
EFFECT OF EXCHANGE RATE ON CASH	(160)	(2,408)	(13,805)	2,260

INCREASE (DECREASE) IN CASH	164,270	(613)	10,629	(57,487)

CASH AT BEGINNING OF PERIOD	14,801	4,172	4,172	61,659

CASH AT END OF PERIOD	$179,071	$3,559	$14,801	$4,172

SUPPLEMENTAL CASH FLOW DISCLOSURES
Non-cash transactions:
Issuance of 28,500,000 shares of common stock as stock based compensation	2,850
Issuance of 2,000,000 shares of common stock for legal services	10,000

See accompanying notes to financial statements.

ULTITEK, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
December 31, 2004 and 2003 and Nine Months Ended September 30, 2005 (Unaudited)

			Additional		Comprehensive	Stock
	Common Stock		Paid in	Retained	Income	Subscription
	Shares	Amount	Capital	Earnings	(Loss)	Receivable	Total
Transport Authorization
Information Systems,
(TAIS) no par common
stock	100	$45		$8,624	$14,367		$23,036
Reverse merger:
Merger with Ultitek, Ltd.
cancellation of TAIS shares	(100)	(45)	$45
Issuance of common stock for
TAIS	15,000,000	1,500	(45)	(1,455)
Net income for year ended
December 31, 2003				2,714			2,714
Comprehensive income change
for year ended December 31,
2003					2,259		2,259
Balance, December 31, 2003	15,000,000	1,500		9,883	16,626		28,009
Net loss for the year ended
December 31, 2004				(7,510)			(7,510)
Change in comprehensive
income					1,215		1,215
Balance, December 31, 2004	15,000,000	1,500		2,373	17,841		21,714
Sale of common stock under
private placement at $0.005
per share	7,000,000	700	34,300				35,000
Sale of common stock under
private placement at $0.15
per share	335,000	34	50,216				50,250
Issuance of shares to officers and
Directors at par	28,000,000	2,800					2,800
Issuance of shares at par	4,500,000	450				(450)
Issuance of shares for legal services
at $0.005 per share	500,000	50					50
Net income for the nine months ended
September 30, 2005 (unaudited)				102,776			102,776
Change in comprehensive income(loss)
for the nine months ended
September 30, 2005 (unaudited)					(610)		(610)
Balance, September 30, 2005	55,335,000	$5,534	$84,516	$105,149	$17,231	$(450)	$211,980)

See accompanying notes to financial statements.

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2004
(Unaudited September 30, 2005)

NOTE A - NATURE OF BUSINESS

Ultitek, Ltd. (the “Company”) incorporated in March 2005, is a Nevada corporation working through its wholly owned Russian subsidiary to develop an independent airline reservation system, a global distribution system and an airline operating system to be marketed primarily in Europe and Asia to the medium and smaller independent airline companies.

Reverse Merger

On March 11, 2005, the Company entered into a share exchange agreement with Transport Automation Information Systems (TAIS) to exchange 15,000,000 shares of the Company’s common stock for all of the issued and outstanding shares of TAIS. In connection with the merger, TAIS became a wholly owned subsidiary of the Company. Prior to the merger, the Company was a non-operating “shell” corporation. For financial statement purposes, the merger has been reflected in the financial statements as though it occurred on January 1, 2003. The historical statements prior to the date of merger are those of TAIS. Since the merger is a recapitalization and not a business combination, pro-forma information is not presented.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with a maturity of three months or less to be cash equivalents There are no cash equivalents at September 30, 2005, December 31, 2004, and December 31, 2003.

Office Equipment and Related Depreciation

Office equipment is stated at cost and is depreciated using the straight line method over the estimated useful lives of the respective assets (five years). Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that extend the useful life of the assets are capitalized. When office equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in operations.

Revenue Recognition

The Company derives its revenue primarily from the sale of software licenses, computer consulting and program maintenance. Revenues are recognized when the license is sold or the service is completed.

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2004
(Unaudited September 30, 2005)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Values of Financial Instruments

The Company uses financial instruments in the normal course of business. The carrying values of cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities approximate their fair value due to the short-term maturities of these assets and liabilities.

Income Taxes

The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax bases of assets and liabilities using tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Income tax provisions require the use of management judgments, which are subject to challenge by various taxing authorities. Significant estimates used in accounting for income taxes relate to determination of taxable income and the determination of differences between book and tax bases.

Net Income (Loss) Per Common Share

The Company computes per share amounts in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share”. SFAS No. 128 requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based on the weighted-average number of shares of common stock and common stock equivalents outstanding during the period.

Consolidated Financial Statements

The consolidated financial statements include the Company and its wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Work in Progress

Work in progress consists of consulting projects which the Company is currently in various stages of completion and which has not yet been billed to customers.

Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation” prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. SFAS No. 123 requires employee compensation expense to be recorded using the fair value method.

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2004
(Unaudited September 30, 2005)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Translation

The Company considers the Russian ruble to be its functional currency. Assets and liabilities were translated into U.S. dollars at the period end exchange rates. Statement of Operations amounts were translated using the average rate during the year. Gains and losses resulting from translating foreign currency financial statements were accumulated in other comprehensive income (loss), a separate component of stockholder’s equity (deficit).

Business Combinations and Goodwill

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations”. SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method.

In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which the Company adopted during 2004. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairment of goodwill.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 changes the accounting for long-lived assets to be held and used by eliminating the requirement to allocate goodwill to long-lived assets to be tested for impairment, by providing a probability weighted cash flow estimation approach to deal with situations in which alternative courses of action to recover the carrying amount of possible future cash flows and by establishing a primary-asset approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for long-lived assets to be held and used. SFAS No. 144 changes the accounting for long-lived assets to be disposed of other than by sale by requiring that the depreciable life of a long-lived asset to be abandoned be revised to reflect a shortened useful life and by requiring the impairment loss to be recognized at the date a long-lived asset is exchanged for a similar productive asset or distributed to owners in a spin-off if the carrying amount of the asset exceeds its fair value. SFAS No 144 changes the accounting for long-lived assets to be disposed of by sale by requiring that discontinued operations no longer be recognized at a net realizable value basis (but at the lower of carrying amount or fair value less costs to sell), by eliminating the recognition of future operating losses of discontinued components before they occur, and by broadening the presentation of discontinued operations in the income statement to include a component of an entity rather than a segment of a business. A component of an entity comprises operations and cash flows that can be clearly distinguished operationally, and for financial reporting purposes, from the rest of the entity.

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2004
(Unaudited September 30, 2005)

NOTE C - OFFICE EQUIPMENT

Equipment is comprised of the following:

	September 30,	December 31,
	2005	2004	2003
	(unaudited)

Office equipment, primarily computers	$68,858	$57,542	$38,967
Less accumulated depreciation	33,268	22,539	10,273

	$35,590	$35,003	$28,694

NOTE D - NOTE PAYABLE TO INDIVIDUAL

On July 15, 2005, the Company borrowed $50,000 from an individual who is indirectly related to the President of the Company. The note bears interest at the rate of 6% per annum, is unsecured and is due July 15, 2006.

NOTE E - STOCKHOLDERS’ EQUITY

In connection with the share exchange agreement dated March 11, 2005, the Company issued 15,000,000 shares at par value to acquire Transport Automation Information Systems (TAIS).

On May 19, 2005, the Company, under a private placement agreement, issued 7,000,000 shares of its common stock at $0.005 per share.

Between August 1, 2005 and September 28, 2005, the Company, under a private placement agreement, issued 335,000 shares of its common stock at $0.15 per share.

In connection with legal services, the Company issued 500,000 shares of its common stock in exchange for legal services. The shares were issued at par. The transaction was recorded as stock based compensation.

On April 1, 2005, the Company issued 28,000.000 shares of its common stock to the founders of Ultitek, Ltd. at par. Accordingly, $2,800 was recorded as stock based compensation.

The Company issued on June 2, 2005, 4,500,000 shares of its common stock to individuals at par value. At September 30, 2005, a subscription receivable was established for $450. The subscription receivable was subsequently paid.

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2004
(Unaudited September 30, 2005)

NOTE F - INCOME TAX PROVISION

An analysis of the Income Tax Provision is as follows:

	Nine Months Ended September 30,		For the Year Ended December 31,
	2005	2004	2004	2003
	(Unaud ited)	(Unaud ited)

Effective tax rate per financial statements	39%	33%	68%	72%
Effect of disbursements disallowed for Russian income taxes	(15)	(9)	(44)	(48)
Effective Russian income tax rate	24%	24%	24%	24%
Ultitek, Ltd., a U.S. corporation, has a net operating loss carry forward of approximately $100,000 for the nine months ended September 30. 2005.

NOTE G - COMMITMENTS

Accrued Consulting Fees

The Company, in connection with the acquisition of TAIS, has agreed to pay the four former officers of TAIS $100,000 in Company stock each per year for five years.

Leased Facilities

Both the Company’s office facility in the U.S. and its facility in Russia are occupied on annual renewal basis. Rent expense for the nine months ended September 30, 2005 and 2004 was $85,000 and $80,811, respectively. Rent expense for the years ended December 31, 2004 and 2003 was $107,750 and $100,500, respectively.

NOTE H - SUBSEQUENT EVENTS

Between October 3, and November 2, 2005, the Company, under its private placement agreements, sold an additional 402,000 shares of its common stock at $0.15 per share aggregating $60,300.

On November 17, 2005, the Company, under its private placement agreements, sold an additional 53,333 shares of its common stock at $0.375 per share aggregating $20,000.

The Company, on January 2, 2006, issued stock option agreements to four of its key employees in Russia to purchase 1,000,000 shares of the Company’s common stock at $0.10 per share exercisable immediately.

NOTE I- UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited interim financial statements at September 30, 2005 and 2004 have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the U.S. Securities and Exchange Commission, and should be read in conjunction with the audited financial

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2004
(Unaudited September 30, 2005)

NOTE I- UNAUDITED INTERIM FINANCIAL STATEMENTS (CONTINUED)

statements and notes thereto for the year ended December 31, 2004 and 2003. In the opinion of management, all adjustments consisting of normal recurring accruals considered necessary for a fair presentation of financial position and the results of operations for the nine months ended September 30, 2005 and 2004 have been included. Operative results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year.

PART III

The following exhibits required by Item 601 of Regulation S-B are filed with this Registration Statement.

Exhibit Number	Description

2.1	Certificate of Incorporation and Amendments
2.2	By-Laws
8.1	Share Exchange Agreement - Ultitek and TAIS

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTITEK, LTD.

Dated: February 15, 2006	By:	/s/ Roman Price
Roman Price President and Chairman

	By:	Ernest J. Sabato
Ernest J. Sabato Secretary